UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213 1-1023

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Standard & Poor's Employee Retirement Account Plan for Represented Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

Standard & Poor's
Employee Retirement Account Plan
for Represented Employees

INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereto duly authorized.

Standard & Poor's Employee Retirement Account Plan for Represented Employees

Date: June 24, 2004

Marty Martin
Vice President, Employee Benefits
and Plan Administrator

ORIGINAL

FINANCIAL STATEMENTS

Standard & Poor's Employee Retirement
Account Plan for Represented Employees

December 31, 2004 and 2003

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Pension Investment Committee
The McGraw-Hill Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of the Standard and Poor's Employee Retirement Account Plan for Represented Employees as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 24, 2005

Standard & Poor's
Employee Retirement Account Plan For Represented Employees

Statements of Net Assets Available For Benefits

(in thousands)

	December 31 2004	December 31 2003
Interest in the McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund at fair/contract value:		
Stable Assets Account	**$ 3,950**	$ 3,740
S&P 500 Index Account	**3,066**	2,659
Retirement Assets I Account	**2,481**	2,263
McGraw-Hill Companies Stock Account	**1,609**	1,030
Retirement Assets III Account	**524**	647
Money Market Account	**550**	581
Special Equity Account	**374**	338
Retirement Assets II Account	**315**	272
Core Equity Account	**307**	227
International Equity Account	**313**	169
Total	**13,489**	11,926
Employer contributions receivable	**108**	–
Net assets available for benefits	**$ 13,597**	$ 11,926

See accompanying notes.

Standard & Poor's
Employee Retirement Account Plan For Represented Employees

Statements of Changes in Net Assets Available For Benefits

(in thousands)

	Year ended December 31	
	2004	**2003**
Addition:		
Employer contributions	$ **1,083**	$ 990
Net investment gain from The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund	**1,074**	1,225
Total additions	**2,157**	2,215
Deductions:		
Benefit payments and withdrawals	**(303)**	(477)
Plan transfers	**(183)**	–
Total deductions	**(486)**	(477)
Net increase	**1,671**	1,738
Net assets available for benefits:		
Beginning of year	**11,926**	10,188
End of year	$ **13,597**	$ 11,926

See accompanying notes.

Standard & Poor's
Employee Retirement Account Plan For Represented Employees

Notes to Financial Statements

December 31, 2004

1. Summary of Significant Accounting Policies Investment Valuation

Investment Valuation

The Standard & Poor's Employee Retirement Account Plan for Represented Employees (the "Plan") has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Pooled Trust Fund (the "Pooled Trust"). The Pooled Trust consists of the Stable Assets Account, S&P 500 Index Account, Retirement Assets I Account, McGraw-Hill Companies Stock Account, Money Market Account, Retirement Assets III Account, Special Equity Account, Retirement Assets II Account, Core Equity Account and International Equity Account (the "Investment Accounts").

All earnings and net appreciation or depreciation of the Pooled Trust Investment Accounts, other than the Stable Assets Account, are allocated to the Plan daily based upon the Plan's share of the Investment Accounts' fair market value at the end of the previous day.

Investments in the Stable Assets Account are benefit responsive and are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. Short-term investments in all other Investment Accounts are valued at cost, which approximates fair value. All other investments held by the Plan are reported at fair value, as determined based on quoted market prices.

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks could materially affect participant account balances and the amounts reported in the financial statements.

Investment Income

Investment income is recorded on an accrual basis.

Contributions

Contributions from The McGraw-Hill Companies, Inc. (the "Company") are accrued in the period in which they become obligations of the Company. The Plan does not provide for or require employee contributions.

1. Summary of Significant Accounting Policies (continued)

Administration of the Plan

The Plan is administered by The McGraw-Hill Companies, Inc. Executive Committee (the "Plan Administrator") which is responsible for carrying out the provisions of the Plan. The Executive Committee is appointed by the Chairman and Chief Executive Officer of the Company.

The investments for the Plan are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2004 and 2003, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.

Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated September 26, 2002 stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Plan Description

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan Documents.

The Plan is a defined contribution plan. An employee is eligible to become a participant at the later of age 21 and completion of one year of continuous service.

Under the Plan, the Company contributes a percentage of each participant's Plan earnings as determined by the Company based on annual profits of the Company. Plan earnings, as defined in the Plan, include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $205,000 in 2004 and $200,000 in 2003, respectively.

The Company contributed 2.5% of each participating employee's Plan earnings up to the Social Security wage base of $87,900 in 2004 and $87,000 in 2003, respectively. In addition, the Plan contributed 5% of each participating employee's Plan earnings for Plan earnings in excess of the Social Security wage base but less than $13,000 in 2004 and $12,000 in 2003, respectively. The full amount of the Plan's contribution accrued at December 31, 2004 and 2003 was made to the Plan during the first quarter following the close of each respective Plan year.

The assets of the Plan may be invested in the ten Investment Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). There is no limit to the number of investment allocation changes. The first four changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant's account for each additional change or reallocation of existing balances.

Full vesting occurs after completing five years of continuous Plan participation, upon reaching age 65 regardless of service or upon death of the participant. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.

Benefits forfeited by non-vested participants, upon termination of employment, are used to reduce Company contributions to the Plan. Forfeitures for 2004 and 2003 were $73,265 and $24,541, respectively.

2. Plan Description (continued)

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become non-forfeitable.

3. Investments

The investments of the Plan, along with the investments of the Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, the Employees Retirement Account Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, and the Standard & Poor's Savings Incentive Plan for Represented Employees (together, the "Related Plans"), are pooled for investment purposes in the Pooled Trust under the agreement entered into with The Northern Trust Company ("Northern Trust").

At December 31, 2004 and 2003, the Plan's approximate interest in the ten Investment Accounts follows:

	% Interest	
	2004	**2003**
Retirement Assets I Account	**0.96%**	0.97%
Retirement Assets II Account	**0.59**	0.63
Retirement Assets III Account	**0.71**	0.87
Stable Assets Account	**1.35**	1.28
Money Market Account	**0.92**	0.94
S&P 500 Index Account	**0.82**	0.82
McGraw-Hill Companies Stock Account	**0.87**	0.81
Special Equity Account	**0.54**	0.53
International Equity Account	**0.58**	0.59
Core Equity Account	**0.50**	0.54

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts

These accounts contain equity and certain other investments. A summary of net assets at fair value held collectively by the Retirement Assets I, II, and III Accounts at December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Investments:		
U.S. Government securities	**$ 78,377**	$ 72,601
State, municipal and other governmental securities	**7,047**	5,066
Convertible equity	**–**	613
Asset-backed securities	**29,037**	20,150
Corporate common stock	**222,606**	201,426
Corporate preferred stock	**334**	685
Corporate debt	**19,393**	27,288
Mutual fund	**14,473**	7,570
Collective short-term investments	**13,600**	12,474
Total investments	**384,867**	347,873
Dividends and interest receivable	**1,273**	1,413
Accrued investment management expenses	**(322)**	(271)
Due (to) from broker on pending trades	**(1,424)**	1,472
Net assets available to Participating Plans	**$ 384,394**	$ 350,487

3. Investments (continued)

Retirement Assets I, Retirement Assets II and Retirement Assets III Accounts (continued)

A summary of net investment gain (loss) of the Retirement Assets I, II and III Accounts for the years ended December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Interest and dividend income	**$ 3,318**	$ 3,387
Net realized and unrealized gain (loss) on value of investments:		
U.S. Government securities	**173**	(966)
Corporate common stock (includes foreign)	**19,584**	46,469
Convertible equity	**(26)**	173
Asset-backed securities	**(637)**	(202)
Corporate preferred stock	**(159)**	42
Corporate debt	**2,339**	4,837
State, municipal and other	**520**	170
Total net gain	**25,112**	53,910
Administrative and other expenses	**(1,527)**	(1,320)
Net investment gain	**$ 23,585**	$ 52,590

Stable Assets Account

The Stable Assets Account (the "Account") maintained guaranteed investment contracts (GICs) with insurance companies (as identified below), synthetic GICs (which are comprised of book value liquidity agreements and various bonds as described below), and certain other investments at December 31, 2004 and 2003. At December 31, 2004 and 2003, the guaranteed investment contracts with insurance companies represented 0.73% and 2.08%, respectively, of the Account, and synthetic GICs represented 96.15% and 95.00%, respectively.

3. Investments (continued)

Stable Assets Account (continued)

The Transamerica Life Insurance & Annuity Co. contract, the Bankers Trust Delaware contract, the Bank of America contract, the J.P. Morgan contract and the Caisse des Dépôts et Consignations contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic GICs. In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Account for the shortfall, if any, between the portfolio's market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

The weighted-average yield for the Account for the years ended December 31, 2004 and 2003 was 4.93% and 5.05%, respectively.

The rate at which interest is accrued to the contract balance of the Account for the years ended December 31, 2004 and 2003 was 4.92% and 4.85%, respectively.

The total fair value of the GICs with insurance companies and the Synthetic GIC was approximately $293,636,000 and $297,459,000 as of December 31, 2004 and 2003, respectively.

3. Investments (continued)

Stable Assets Account (continued)

A summary of net assets at fair value/contract value held by the Stable Assets Account at December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Guaranteed investment contracts, at contract value:		
Security Benefit, G0108, 5.72% at December 31, 2004 and 2003, maturing 1/2/05	**$ 2,141**	$ 6,075
Total guaranteed investment contracts	**2,141**	6,075
Synthetic guaranteed investment contracts, at contract value:		
Transamerica Life Insurance & Annuity Co., #76787, 5.45% and 5.50% at December 31, 2004 and 2003, respectively	**70,203**	68,626
Caisse des Depots et Consignations, #1018-01, 3.72% and 3.54% at December 31, 2004 and 2003, respectively	**72,525**	72,274
Bank of America, #00-030, 5.53% and 4.83% at December 31, 2004 and 2003, respectively	**69,760**	68,367
J.P. Morgan, AMCGRAW01, 5.53% and 4.83% at December 31, 2004 and 2003, respectively	**69,760**	68,366
Total synthetic guaranteed investment contracts	**282,248**	277,633
Common/collective trust investments, at fair value:		
Northern Trust Collective Short-Term Investment Fund*	**9,235**	8,541
Total common/collective trust investments	**9,235**	8,541
Total investments	**293,624**	292,249
Accrued dividends and interest receivable	**13**	7
Accrued investment management expenses	**(83)**	(1)
Net assets available to Participating Plans	**$ 293,554**	$ 292,255

*Indicates party-in-interest to the Plan.

3. Investments (continued)

Stable Assets Account (continued)

A summary of the net investment income of the Stable Assets Account for the years ended December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Interest income	**$ 13,318**	$ 14,867
Administrative and other expenses	**(1,071)**	(1,130)
Net investment income	**$ 12,247**	$ 13,737

Money Market Account

A summary of net assets at fair value held by the Money Market Account at December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Northern Trust Collective Short-Term Investment Fund*	**$ 31,850**	$ 32,526
Northern Trust Collective Short-Term Extendable Portfolio*	**27,897**	29,218
Total investments	**59,747**	61,744
Interest receivable	**51**	25
Accrued investment management expenses	**(6)**	(3)
Net assets available to Participating Plans	**$ 59,792**	$ 61,766

*Indicates party-in-interest to the Plan.

3. Investments (continued)

Money Market Account (continued)

A summary of the net investment income of the Money Market Account for the years ended December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Interest income	**$ 800**	$ 861
Administrative and other expenses	**(69)**	(85)
Net investment income	**$ 731**	$ 776

S&P 500 Index Account

A summary of net assets at fair value held by the S&P 500 Index Account at December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Northern Trust Collective Daily Stock Index Fund*	**$ 376,165**	$ 323,457
Total investments	**376,165**	323,457
Accrued investment management expenses	**(131)**	(54)
Net assets available to Participating Plans	**$ 376,034**	$ 323,403

*Indicates party-in-interest to the Plan.

3. Investments (continued)

S&P 500 Index Account (continued)

A summary of the net investment gain of the S&P 500 Index Account for the years ended December 31, 2004 and 2003 follows:

	2004	**2003**
	(in thousands)	
Net realized and unrealized gain on investments	**$ 36,032**	$ 67,703
Administrative and other expenses	**(573)**	(421)
Net investment gain	**$ 35,459**	$ 67,282

The McGraw-Hill Companies Stock Account

The McGraw-Hill Companies Stock Account purchased 300,000 shares (cost $23,930,397) and 445,000 shares (cost $26,595,700) of The McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2004 and 2003, respectively, and sold 65,000 shares (cost $3,314,689) and 555,000 shares (cost $34,127,610) of The McGraw-Hill Companies, Inc. common stock during the years ended December 31, 2004 and 2003, respectively. The McGraw-Hill Companies Stock Account received $2,235,415 and $2,033,439 in dividends during the years ended December 31, 2004 and 2003, respectively.

A summary of net assets at fair value held by the McGraw-Hill Companies Stock Account at December 31, 2004 and 2003 follows:

	2004	**2003**
	(in thousands)	
The McGraw-Hill Companies common stock*	**$ 183,033**	$ 124,128
Northern Trust Collective Short-Term Investment Fund*	**4,766**	3,401
Total investments	**187,799**	127,529
Interest receivable	**6**	–
Accrued investment management expenses	**(14)**	(5)
Due (to) from broker on pending trades	**(3,673)**	–
Net assets available to Participating Plans	**$ 184,118**	$ 127,524

*Indicates party-in-interest to the Plan.

3. Investments (continued)

The McGraw-Hill Companies Stock Account (continued)

A summary of the net investment income of the McGraw-Hill Companies Stock Account for the years ended December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Interest and dividend income	$ 2,257	$ 2,043
Net realized and unrealized gain on investments	40,725	17,749
Administrative expenses	(185)	(133)
Net investment income	$ 42,797	$ 19,659

Special Equity Account

A summary of net assets at fair value held by the Special Equity Account at December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Galileo Fund	$ 15,442	$ 13,286
Common stock	50,741	48,566
Northern Trust Collective Short-Term Investment Fund*	3,127	2,221
Total investments	69,310	64,073
Dividends and interest receivable	20	21
Accrued investment management expenses	(68)	(65)
Due from broker on pending trades	537	–
Net assets available to Participating Plans	$ 69,799	$ 64,029

*Indicates party-in-interest to the Plan.

3. Investments (continued)

Special Equity Account (continued)

A summary of the net investment gain of the Special Equity Account for the years ended December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Interest and dividend income	**$ 263**	$ 259
Net realized and unrealized gain on investments	**5,085**	13,829
Administrative expenses	**(359)**	(277)
Net investment gain	**$ 4,989**	$ 13,811

International Equity Account

A summary of net assets at fair value held by the International Equity Account at December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Foreign common stock	**$ 46,184**	$ 27,024
Foreign preferred stock	**366**	353
Foreign convertible bonds	**–**	9
Mutual Funds	**5,454**	–
Northern Trust Collective Short-Term Investment Fund*	**1,853**	1,618
Total investments	**53,857**	29,004
Dividends and interest receivable	**100**	48
Accrued investment management expenses	**(71)**	(46)
Due to broker, net	**(45)**	(56)
Net assets available to Participating Plans	**$ 53,841**	$ 28,950

*Indicates party-in-interest to the Plan.

3. Investments (continued)

International Equity Account (continued)

A summary of the net investment gain of the International Equity Account for the years ended December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Interest and dividend income	$ 229	$ 537
Net realized and unrealized gain on investments	6,645	5,633
Administrative expenses	(127)	(202)
Net investment gain	$ 6,747	$ 5,968

Core Equity Account

A summary of net assets at fair value held by the Core Equity Account at December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Bear Stearns FDS S&P Stars Portfolio	$ 45,351	$ 31,171
Common Stock	11,454	7,446
Northern Trust Collective Short-Term Investment Fund*	1,436	1,075
U.S. Government securities	2,944	2,269
Total investments	61,185	41,961
Dividends and interest receivable	18	18
Accrued investment management expenses	(25)	(15)
Due from Broker on pending trades	101	163
Net assets available to Participating Plans	$ 61,279	$ 42,127

*Indicates party-in-interest to the Plan.

3. Investments (continued)

Core Equity Account (continued)

A summary of the net investment income of the Core Equity Account for the years ended December 31, 2004 and 2003 follows:

	2004	2003
	(in thousands)	
Interest and dividend income	$ 216	$ 203
Net realized and unrealized gain on investments	6,330	7,559
Administrative expenses	(107)	(22)
Net investment income	$ 6,439	$ 7,740

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No.33-50856) pertaining to the Savings Incentive Plan of The McGraw- Hill Companies, Inc. and its Subsidiaries, the Employee Retirement Account Plan of The McGraw-Hill Companies, Inc. and its Subsidiaries, the Standard and Poor's Employee Retirement Account Plan for Represented Employees, and the Standard and Poor's Savings Incentive Plan for Represented Employees of our report dated June 24, 2005, with respect to the financial statements of the Standard and Poor's Employee Retirement Account Plan for Represented Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

New York, New York
June 24, 2005

CERTIFICATION

Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in her capacity as an officer or administrator of, respectively, each of the plans defined below, that, to her knowledge, the Annual Reports for the (i) Employee Retirement Account Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, (ii) Savings Incentive Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries, (iii) Standard & Poor's Employee Retirement Account Plan for Represented Employees, and (iv) Standard & Poor's Savings Incentive Plan for Represented Employees (the "Plans") on Form 11-K for the period ended December 31, 2004, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in such reports fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plans. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to Form 11-K. A signed original of this statement has been provided to each of the Plans and will be retained by such Plans and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 24, 2005

By: Marty Martin

Marty Martin
Vice President, Employee Benefits
and Plan Administrator
The McGraw-Hill Companies, Inc.

Date: June 24, 2005

By: David Murphy

David L. Murphy
Executive Vice President
Human Resources
The McGraw-Hill Companies, Inc.

ORIGINAL